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                            January 26, 2021

       Reece Fulgham
       Interim Chief Financial Officer
       MedMen Enterprises, Inc.
       10115 Jefferson Boulevard
       Culver City, CA 90232

                                                        Re: MedMen Enterprises,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed January 15,
2021
                                                            File No. 000-56199

       Dear Mr. Fulgham:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10-12G

       Employment and Severance Agreements, page 79

   1. Please file as exhibits the various severance and other employment agreements that you have entered into with
management. Refer to Item 601(b)(10) of Regulation S-K.
 Reece Fulgham
FirstName  LastNameReece
MedMen Enterprises, Inc. Fulgham
Comapany
January 26,NameMedMen
            2021         Enterprises, Inc.
January
Page 2 26, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Rufus Decker at
(202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Katherine Blair, Esq.